For period ended 4-30-09
Registrant Name: American Beacon Funds
File Number: 811-4984

Item 77.C   Submission of matters to a vote of security holders.

A special meeting of shareholders of the American Beacon Balanced Fund and the American Beacon Enhanced Income Funds (each a "Fund") of the American Beacon Funds (the "Trust") was held on February 13, 2009. The shareholders of the Funds were asked to vote on a proposal to approve and ratify an advisory fee under the current Investment Management Agreement between American Beacon Advisors, Inc. (the "Manager") and the Funds (the "Investment Management Agreement"). Shareholders previously approved the Investment Management Agreement at a special meeting held on August 22, 2008 in connection with the change of control of the Manager. The proxy statement provided to shareholders in connection with that meeting accurately disclosed that there were no proposed changes to the total aggregrate fees payable to the manager for management, advisory, securities lending, and administrative services provided to the Funds. However, the advisory fee had been inadvertently ommitted from the fee schedule to the form of the Capital Investment Management Agreement and comparative fee table included as appendices to the proxy statement provided to shareholders in connection with that meeting. This proposal required a majority of shareholders of each Fund to achieve a quorum.

The shareholders of the Funds passed the vote with the following results:

Fund                         For               Against        Abstain        Non-Voting
Balanced                     601,896,430.17   1,636,527.29     71,959.48          -

Enhanced Income               83,387,906.04      24,152.10          -             -
